Exhibit 3.1

AMENDMENT NO. 1 TO

BYLAWS OF

DARIOHEALTH CORP.

(a Delaware Corporation)

(adopted effective as of November 29, 2018)

1.	Article 3, Section 3.3 of the Bylaws is deleted in its entirety and replaced with the following:

SECTION 3.3. Vacancies, Additional Directors; Removal From Office; Resignation. If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, but not the stockholders of the Corporation, may choose a successor or fill the newly created directorship. Any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director may be removed from his or her position by the Board of Directors with or without cause. The stockholders of the Corporation may remove a member of the Board of Directors with or without cause, which removal shall only occur at a meeting of the stockholders, duly called, by the affirmative vote of  a majority of the stockholders entitled to vote thereat. Any director may resign or voluntarily retire upon giving written notice to the Chairman of the Board or the Board of Directors. Such retirement or resignation shall be effective upon the giving of the notice, unless the notice specifies a later time for its effectiveness. If such retirement or resignation is effective at a future time, the Board of Directors may elect a successor to take office when the retirement or resignation becomes effective.